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                                                                      Exhibit 31


                HUDSON GENERAL CORPORATION AGREES TO BE ACQUIRED
            BY GLOBEGROUND GMBH, A UNIT OF DEUTSCHE LUFTHANSA AG, FOR
                            $76.00 PER SHARE IN CASH
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     Great Neck, New York -- February 16, 1999 -- Hudson General Corporation
(AMEX:HGC) announced today that it has entered into a definitive merger agreement pursuant to which GlobeGround GmbH, a wholly-owned subsidiary of Deutsche Lufthansa AG, will acquire all of Hudson General's outstanding shares of Common Stock. The merger agreement provides for a subsidiary of GlobeGround to commence promptly a tender offer for all of Hudson General's shares at a price of $76.00 per share in cash. The tender offer will be followed as soon as possible by a second-step merger in which each share of Hudson General Common Stock not acquired in the tender offer will be converted into the right to receive $76.00 per share in cash.

     The tender offer is conditioned on the approval of Deutsche Lufthansa's Supervisory Board not later than March 15, 1999, the valid tender of a majority of Hudson General's outstanding shares on a fully diluted basis, the expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and certain other customary conditions. The transactions provided for in the merger agreement have been approved by Deutsche Lufthansa's Executive Board, and Deutsche Lufthansa's Supervisory Board is currently scheduled to meet on March 10, 1999.

            LAGS (USA) Inc., a wholly-owned subsidiary of GlobeGround, holds a 49% interest in Hudson General LLC, Hudson General's 51%-owned affiliate, which provides services at airports throughout the United States and Canada.

            The merger agreement with GlobeGround was approved by Hudson General's Board of Directors, acting upon the unanimous recommendation of a Special Committee of the Board comprised of three independent, unaffiliated directors. In reaching its decision, the Special Committee was advised by its financial advisor, Allen & Company Incorporated, which rendered a written opinion that the $76.00 per share price is fair to the holders of Common Stock of Hudson General from a financial point of view.
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            The merger agreement provides, among other things, that GlobeGround will receive a termination fee of $2.625 million and the reimbursement of expenses up to $875,000 if the merger agreement is terminated under certain circumstances prior to approval by Deutsche Lufthansa's Supervisory Board. The termination fee and maximum expense reimbursement amount will increase to $3.5 million and $1.75 million, respectively, following approval by Deutsche Lufthansa's Supervisory Board. The merger agreement also provides that in the event of any superior third party offers for Hudson General, GlobeGround will have an opportu nity to match or exceed such competing bids before Hudson General may terminate the merger agreement.

            As previously announced, Hudson General recently has received two other acquisition proposals. On February 12, 1999, Ranger Aerospace Corporation proposed, subject to certain conditions, to acquire Hudson General at a price of $72.00 per share in cash, and on February 9, 1999, Ogden Corporation proposed, subject to certain conditions, to acquire Hudson General at a price of $65.00 per share either in cash or in common shares of Ogden.

            Also, as previously announced, on November 22, 1998, Hudson General entered into a definitive agreement to be acquired by a management-led buyout group. That agreement, as amended on February 9, 1999, contemplates a one-step merger in which all outstanding shares of Hudson General Common Stock would be acquired for $61.00 per share in cash. Hudson General said today that the management-led buyout group has waived, until March 17, 1999, its right to termi nate its merger agreement with Hudson General by reason of Hudson General entering into the definitive merger agreement with GlobeGround, and such agree ment remains in effect at the present time.

            In addition to its 51% ownership interest in Hudson General LLC, Hudson General is a participant in a joint venture to develop 4,000 acres of land in Hawaii. Hudson General shares are traded on the American Stock Exchange under the ticker symbol HGC.


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